UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-28344

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Community Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Community Corporation

5455 Sunset Blvd

Lexington, SC 29072

REQUIRED INFORMATION

The following financial statements and supplemental schedule for the First Community Bank 401(k) Plan are being filed herewith:

Audited Financial Statements:

Report of Independent Registered Public Accounting Firm — Elliott Davis, LLC

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012

Notes to Financial Statements - December 31, 2012 and 2011

Supplemental Schedule:

Schedule of Assets Held - December 31, 2012

The following exhibit is being filed herewith:

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm — Elliott Davis, LLC

First Community Bank

401(k) Plan

Report on Financial Statements

As of December 31, 2012 and 2011

And for the Year Ended December 31, 2012

First Community Bank

401(k) Plan

Report of Independent Registered Public Accounting Firm

The Trustees of First Community Bank

401(k) Plan

Lexington, South Carolina

We have audited the accompanying statements of net assets available for benefits of First Community Bank 401(k) Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Elliott Davis, LLC

Elliott Davis, LLC

Columbia, South Carolina

June 27, 2013

First Community Bank

401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets
Cash	$34,375	$35,536
Investments at fair value:
Mutual funds	5,036,879	3,974,311
First Community Corporation Unitized Stock Fund	809,790	551,672
Common collective trust fund	282,244	153,198

Total investments	6,128,913	4,679,181

Receivables:
Employer contributions receivable	81,000	—
Notes receivable from participants	195,494	131,174

Total receivables	276,494	131,174

Total assets	6,439,782	4,845,891

Liabilities
Fees payable	8,950	—

Net assets available for benefits at fair value	6,430,832	4,845,891

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,800)	(3,259)

Net assets available for benefits	$6,426,032	$4,842,632

See Notes to Financial Statements

First Community Bank

401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2012

Additions to net assets attributed to:
Contributions:
Employer contributions	$356,614
Employee contributions	553,116
Other	3,471

Total contributions	913,201

Investment income:
Net appreciation in fair value of investments	682,853
Interest and dividends	111,485

Total investment income	794,338

Interest income on notes receivable from participants	6,268

Total additions	1,713,807

Deductions from net assets attributed to:
Administrative expenses	36,527
Distributions paid to participants	93,880

Total deductions	130,407

Net increase	1,583,400

Net assets available for benefits, beginning of year	4,842,632

Net assets available for benefits, end of year	$6,426,032

See Notes to Financial Statements

First Community Bank

401(k) Plan

Notes to Financial Statements

December 31, 2012

Note 1.                     Description of the Plan

First Community Bank (the “Bank”) established the First Community Bank 401(k) Plan (the “Plan”) effective January 1, 1996.  The Bank is a subsidiary of First Community Corporation (the “Company”).  The Plan is currently sponsored and maintained by the Bank.  The Plan operates as a non-leveraged 401(k) Plan that allows for salary-deferral contributions by the Company’s employees in accordance with the provisions of Section 401(k) of the Internal Revenue Code.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the United States Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan covering all employees of the Bank.  An employee is eligible to participate in the Plan if such employee has attained age 18 and completed 90 days of service.  MG Trust Company, LLC (MG Trust) serves as custodian of the Plan’s mutual funds, common collective trust, and unitized common stock fund. Certain members of management serve as trustees of the Plan.

Contributions:

Each year, participants may elect to defer a portion of their compensation, as defined by the Plan. Participants who have attained the age of fifty before the end of the plan year are eligible to make catch up contributions. Participants may also contribute amounts representing distributions from other qualified benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, a stable value fund, and a First Community Bank Unitized Stock fund.

The Bank makes a matching contribution equal to 100% of deferral contributions which do not exceed 3% of compensation, plus 50% of deferral contributions which exceed 3% but do not exceed 5% of compensation.  In addition, the Bank may make a discretionary contribution on behalf of each eligible participant equal to a uniform percentage of each participant’s compensation. The exact percentage, if any, will be determined by the Bank.  Discretionary profit sharing contributions amounted to $81,000 for the year ended December 31, 2012.

Participant accounts:

Each participant’s account is credited with the participant’s contributions and Bank matching contributions, as well as allocations of the Bank’s profit sharing contribution, if any, and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Bank’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on a graduated schedule.  A participant is 100% vested after six years of credited service. Also, a participant will become 100% vested in his or her account balance on the date that he or she reaches the normal retirement age of 65 or becomes disabled or dies while still employed by the Bank even if he or she has not achieved six years of credited service.

First Community Bank

401(k) Plan

Notes to Financial Statements

December 31, 2012

Note 1.                     Description of the Plan, Continued

Notes receivable from participants:

Participants may borrow from their fund accounts under the following circumstances:  (1) notes shall be made available to all participants and their beneficiaries on a reasonably equivalent basis; (2) notes shall bear a reasonable rate of interest; (3) notes shall be adequately secured; (4) up to one-half of the vested account balance may be used as security under the note; and (5) the amount of the note is limited by rules under the Internal Revenue Code.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested interest of the participant in the Plan. The $50,000 maximum amount will be reduced by the participant’s highest outstanding note balance in the previous 12 months, even if amounts have been repaid.  The notes are secured by the balance in the participant’s account.  The interest rate will be the prime interest rate as set by the Wall Street Journal plus 1%, or such other rate as determined by the Plan Administrator on the basis of relevant factors including but not limited to the rates charged by local banks for notes of similar duration and security level.  The rate of interest will be constant throughout the term of the note. Interest rates on outstanding participant notes were all 4.25% at December 31, 2012. All notes are required to be repaid within five years of the note. If a participant notifies the Plan Administrator in writing that the entire proceeds of the note will be used to acquire a dwelling unit that will, within a reasonable time, be used as the principal residence of the participant the note will be required to be repaid within 30 years of the original date of the note. Notes are to be repaid on the basis of substantially level amortization over the term of the note with payments made through salary reduction each pay period if available. All or any part of the outstanding balance of a note can be repaid at any time.

Payment of benefits:

On termination of service due to death, disability, retirement, or other reasons, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, less any notes outstanding.  Hardship distributions are permitted upon demonstration of financial hardship.  All fully vested balances are available for distribution after the participant reaches the age of 59½.

Forfeited accounts:

There were no forfeited non-vested accounts for the year ended December 31, 2012.  Forfeited non-vested accounts totaled $111 for the year ended December 31, 2011.  Forfeitures will be used to reduce the Bank’s future contributions to the Plan.  During 2012 no forfeitures were used to reduce employer contributions.

First Community Bank

401(k) Plan

Notes to Financial Statements

December 31, 2012

Note 2 .                  Summary of Significant Accounting Policies and Activities

Basis of accounting:

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Valuation of investments and income recognition:

The Plan’s investment assets are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Shares of registered investment companies (mutual funds) are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Shares of First Community Corporation common stock are valued at fair value, which was the closing price of the Company’s common stock as reported by the NASDAQ Capital Market as of the close of business on December 31, 2012.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Concentration of credit risk:

Investments in First Community Corporation Unitized Stock Fund comprised 13% and 11% of Plan assets at December 31, 2012 and 2011, respectively.  At December 31, 2012 and 2011, the unitized common stock fund was valued at $809,790 and $551,672, respectively.  At December 31, 2012 and 2011, the actual number of shares of the Company’s common stock in the unitized stock fund held by the Plan was 91,015 shares and 84,657 shares, respectively.

First Community Bank

401(k) Plan

Notes to Financial Statements

December 31, 2012

Note 2 .                  Summary of Significant Accounting Policies and Activities, Continued

Notes receivable from participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred.

No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of benefits:

Benefits are recorded when paid.

Expenses:

Certain expenses of maintaining the Plan are paid directly by the Bank and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Note 3.                     Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in the Bank contribution portion of their accounts.

Note 4.                     Common Collective Trust Fund

The Plan allows participants to invest in the Federated Capital Preservation Fund, which is a common collective trust (CCT) fund that simulates the performance of a guaranteed investment contract through an issuer’s guarantee of a specific interest rate and a portfolio of financial instruments that are owned by the issuer.  This provides a stable value fund option for Plan participants.  The Group Annuity Contract (“GAC”) includes underlying assets which are held in a trust owned by Federated Investors Trust Company (“Federated Investors”), through the Plan’s investment in a separate GAC. The contract provides that participants execute Plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.  The investment is stated at fair value as reported by Federated Investors and adjusted to contract value on the Statement of Assets Available for Benefits.  The GACs fair value equals the fluctuating value of the assets backing the contract.

First Community Bank

401(k) Plan

Notes to Financial Statements

December 31, 2012

Note 4.                     Common Collective Trust Fund, Continued

The crediting interest rate was 2.28% and the average yield was 1.16% for the year ended December 31, 2012 in comparison to a crediting interest rate of 2.33% and the average yield of 2.09% for the year ended December 31, 2011.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk or the contract issuer or otherwise. Federated Investors will guarantee principal and accrued interest, based on crediting interest rates, for participant initiated withdrawals as long as the contract remains active. Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio. Federated Investors will reset the rate quarterly, by amortizing the difference between the market value of the portfolio and the guaranteed value over the weighted average duration of the fund’s investments.

Participants withdrawing from their accounts for allowable events will receive the principal and accrued earnings. These events include transfers to other Plan investment options, and payments because of retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan.  Share redemption may be immediate, with no notice period.  Certain events, such as plan termination or a Plan merger initiated by the Plan sponsor, may limit the ability of the Plan to transact at contract value.  The Plan sponsor does not believe any events are probable that may limit the ability of the Plan to transact at contract value.

The following table reconciles fair value of the investments to contract value as identified in the custodian statements:

	2012	2011

Common collective trust fund at fair value	$282,244	$153,198
Contract value adjustment	(4,800)	(3,259)
Common collective trust fund at contract value	$277,444	$149,939

Note 5.                     Investments

Investments that represent 5% or more of the Plan’s net assets at December 31, 2012 and 2011 are as follows:

	2012		2011

T Rowe Price New America Growth	$334,047		$131	*
Vanguard Target Retirement 2015	649,382		509,900
Vanguard Target Retirement 2025	1,772,739		1,501,432
Vanguard Target Retirement 2035	977,086		722,744
Vanguard Target Retirement 2045	449,294		366,952
AM FDS Growth FD of America	—	*	273,909
First Community Corporation Unitized Stock Fund	809,790		551,672

*Does not represent 5% or more for respective year

First Community Bank

401(k) Plan

Notes to Financial Statements

December 31, 2012

Note 5.                     Investments, continued

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $682,853 as follows:

Realized and unrealized gains and losses
Mutual funds	$481,794
First Community Corporation Unitized Stock Fund	201,059
$682,853

Note 6.                     Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1                    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                    Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in inactive markets;

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual funds:  Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

First Community Bank

401(k) Plan

Notes to Financial Statements

December 31, 2012

Note 6.                     Fair Value Measurements, Continued

Common collective trust fund: The fair value of the Plan’s interest in common collective trusts (“CCT” or “pooled funds”) is based on the NAV after adjustments to reflect all fund investments at fair value. The CCT holds traditional guaranteed investment contracts (“GIC”), separate account GICs, and synthetic GICs. Traditional GICs represent deposits which guarantee a stated interest rate for the term of the contracts.  The fair value of the traditional GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments.  Separate account GICs are portfolios of securities held in a separate account owned and managed by or on behalf of the insurance company issuing the GIC for the exclusive benefit of investors in the separate account.  Synthetic GICs are portfolios of securities owned by the CCT.  The fair value of a separate account GIC and a synthetic GIC is determined based on the fair value of the securities underlying each GIC.

First Community Corporation Unitized Stock Fund:  Valued at the closing price of First Community Corporation’s common stock reported on the active market on which the individual securities are traded plus the carrying value of the cash component of the fund, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s fair value measurements as of December 31, 2012 and 2011:

	December 31, 2012
	Level 1	Level 2	Level 3	Total

Mutual Funds:
Mid-Cap Growth	$74,550	$—	$—	$74,550
Small Blend	166,884	—	—	166,884
Mid-Cap Blend	61,730	—	—	61,730
Moderate Allocation	81,670	—	—	81,670
Intermediate Term-Bond	216,649	—	—	216,649
Foreign Large Blend	97,164	—	—	97,164
Large Growth	334,047	—	—	334,047
Large Value	55,982	—	—	55,982
Large Blend	17,501	—	—	17,501
Target Retirement	3,886,004	—	—	3,886,004
Retirement Income	44,698	—	—	44,698
Common Collective Trust Fund	—	282,244	—	282,244
First Community Corporation Unitized Stock Fund	—	809,790	—	809,790
Total assets at fair value	$5,036,879	$1,092,034	$—	$6,128,913

First Community Bank

401(k) Plan

Notes to Financial Statements

December 31, 2012

Note 6.                     Fair Value Measurements, Continued

	December 31, 2011
	Level 1	Level 2	Level 3	Total

Mutual Funds:
Mid-Cap Growth	$72,235	$—	$—	$72,235
Small Blend	151,043	—	—	151,043
Mid-Cap Blend	55,471	—	—	55,471
Moderate Allocation	71,298	—	—	71,298
Intermediate Term-Bond	71,595	—	—	71,595
Foreign Large Blend	92,596	—	—	92,596
Large Growth	274,040	—	—	274,040
Large Value	29,377	—	—	29,377
Large Blend	14,337	—	—	14,337
Target Retirement	3,142,319	—	—	3,142,319
Common Collective Trust Fund	—	153,198	—	153,198
First Community Corporation Unitized Stock Fund	—	551,672	—	551,672
Total assets at fair value	$3,974,311	$704,870	$—	$4,679,181

Note 7.                     Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated January 31, 2006, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  The Plan has been amended since receiving the determination letter and the Plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status. The Plan sponsor believes the Plan continues to maintain its qualified status.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the internal revenue service. The Plan sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan sponsor believes it is no longer subject to income tax examinations for years prior to 2009.

Note 8.                     Related-Party Transactions

Certain Plan assets are invested with the Company as described in Note 2.  These investments are considered party-in-interest transactions.

Fees incurred by the Plan for investment management services are included in net appreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment. The Plan made a direct payment to the third party administrator of $36,527 which was not covered by revenue sharing. The Bank pays directly any other fees related to the Plan’s operations.

First Community Bank

401(k) Plan

Notes to Financial Statements

December 31, 2012

Note 9.                     Risks and Uncertainties

The Plan may invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage notes.  The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

Note 10.              Subsequent Events

In preparing these financial statements, subsequent events were evaluated through the date the financial statements were issued.  Financial statements are considered issued when they are widely distributed to all shareholders and other financial statement users, or filed with the Securities and Exchange Commission.  In conjunction with applicable accounting standards, all material subsequent events have either been recognized in the financial statements or disclosed in the notes to the financial statements.

First Community Bank

401(k) Plan

EIN 57-0283724

Schedule H, Line 4i - Schedule of Assets Held at End of Year

	(b)	(c)
	Identity of issuer,	Description of investment including		(e)
	borrower, lessor,	maturity date, rate of interest,	(d)	Current
(a)	or similar party	collateral, par or maturity value	Cost	value

	Oppenheimer Equity Income - A	Mutual Fund	**	$55,982
	Pimco Total Return - A	Mutual Fund	**	92,455
	T Rowe Price New America Growth	Mutual Fund	**	334,047
	T Rowe Price Small-Cap Value Fund	Mutual Fund	**	124,038
	Thornburg Intl Value Fund	Mutual Fund	**	97,164
	Vanguard 500 Index Fund Signal Shares	Mutual Fund	**	17,501
	Vanguard Mid Cap Index Fund Signal Shares	Mutual Fund	**	61,730
	Vanguard Small Cap Index - Signal Shares	Mutual Fund	**	42,847
	Vanguard Target Retirement	Mutual Fund	**	44,698
	Vanguard Target Retirement 2015	Mutual Fund	**	649,382
	Vanguard Target Retirement 2025	Mutual Fund	**	1,772,739
	Vanguard Target Retirement 2035	Mutual Fund	**	977,086
	Vanguard Target Retirement 2045	Mutual Fund	**	449,294
	Vanguard Target Retirement 2055	Mutual Fund	**	37,502
	Vanguard Total BD Mkt Index - Signal Shares	Mutual Fund	**	124,194
	Vanguard Wellington Fund	Mutual Fund	**	81,670
	IVY Mid Cap Growth CL Y	Mutual Fund	**	74,550
	Federated Capital Preservation Fund	Common Collective Trust Fund	**	277,444	***
*	First Community Corporation Unitized Stock Fund	Unitized Stock Fund	**	809,790
*	Notes receivable from participants	Notes (4.25%)	**	195,494
				$6,319,607

*                       Indicates a party-in-interest

**                Participant-directed

***         Represents contract value of the Federated Capital Preservation Fund, fair value at December 31, 2012 is $282,244.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST COMMUNITY BANK 401(k) PLAN

By FIRST COMMUNITY BANK Trustee

Date: June 27, 2013	By:	/s/ Joseph G. Sawyer

	Printed Name:	Joseph G. Sawyer

	Title:	Chief Financial Officer

ANNUAL REPORT ON FORM 11-K

FOR FISCAL YEAR ENDED DECEMBER 31, 2011

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm — Elliott Davis, LLC